Filed By: NTS-Properties IV
Pursuant to Rule 425 under the Securities Act of 1933
Subject Companies: NTS-Properties III, NTS-Properties IV,
NTS-Properties V; NTS Properties VI and NTS-Properties VII
Commission File Nos. 0-11176, 0-11655, 0-13400, 0-14695; 0-17589

        On December 5, 2003, the general partners of NTS-Properties III, NTS-Properties IV, NTS-Properties V, NTS-Properties VI and NTS-Properties VII (the “General Partners”), along with certain of their affiliates, jointly filed a Stipulation and Agreement of Settlement (the “Settlement Agreement”) in the Superior Court of the State of California for the County of Contra Costa with the class of plaintiffs in the action originally captioned Buchanan et al. v. NTS-Properties Associates, et al. (Case No. C 01-05090) (the “Litigation”). The Litigation was originally filed in the court against the General Partners and several affiliated individuals and entities in December 2001. The parties to the Settlement Agreement have requested that the court issue an order granting its preliminary and, eventually, final approval of the Settlement Agreement.

        As part of the Settlement Agreement, the General Partners have agreed to pursue a merger of the partnerships along with other real estate entities affiliated with the General Partners into a newly-formed partnership. The General Partners would seek to list the limited partnership interests to be issued in the merger on a national securities exchange. In connection with the settlement, plaintiffs’ counsel negotiated a number of methods and procedures to permit the limited partners of the new partnership to maximize the value of their interests and obtain governance protections in addition to those normally available to limited partners. The merger will be subject to, among other things, approval by a majority of the limited partner interests in each partnership, final approval of the court in which the Litigation is pending and receipt by the General Partners of an opinion regarding the fairness of the merger to the limited partners from a financial point of view. An independent appraiser has been retained to appraise all of the properties owned by the existing partnerships and affiliated entities and that would be owned after the merger by the new partnership. The appraisal will be used in establishing net asset values, which will determine the number of interests that will be issued in the merger.

        In addition, NTS Development Company has agreed to pay $1.5 million to be allocated among the partnerships immediately prior to completing the merger. Finally, upon completing the merger, ORIG, LLC, an affiliate of the existing partnerships, will pay $650,000 in cash to a settlement trust and will admit the trust as a special member for the benefit of former limited partners of the existing partnerships who previously disposed of their interests in the partnerships. The trust will have an interest in ORIG initially valued at up to $6.2 million, subject to an adjustment based on claims made by the former limited partners.

        The Settlement Agreement includes releases for all of the parties for any of the claims asserted in the Litigation and the class action and derivative litigation filed in the Circuit Court for Jefferson County, Kentucky and captioned Bohm et al. v. J.D. Nichols et al. (Case No. 03-CI-01740).

        The court has scheduled a hearing for January 14, 2004, to determine whether to provide its preliminary approval of the Settlement Agreement.

The merger of the existing partnerships also is subject to, among other things, the effectiveness of a joint consent solicitation statement/prospectus to be filed with the Securities and Exchange Commission. This announcement is neither an offer to purchase, a solicitation of an offer to sell or the solicitation of a proxy to vote, any of the limited partner interests of the partnerships or of the entity to be formed in the merger. Each limited partner is strongly encouraged to read the consent statement/prospectus and any other relevant documents when filed with the Securities and Exchange Commission. These documents will contain important information and may be obtained free of charge on the SEC’s website at www.sec.gov, or on the partnerships’ website at www.ntsdevelopment.com.

Forward Looking Information

This filing may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. These risks and uncertainties include, but are not limited to, court and other regulatory approval of the proposed mergers, the ability to successfully integrate each of the acquired partnerships as well as general risks and uncertainties associated with owning real estate. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by each of the partnerships with the Securities and Exchange Commission. The partnerships do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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